     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1999


                                                      REGISTRATION NO. 333-71911
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           ISIS PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    33-0336973
                (STATE OR OTHER JURISDICTION                                       (I.R.S. EMPLOYER
             OF INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                              2292 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 931-9200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            B. LYNNE PARSHALL, ESQ.
                            EXECUTIVE VICE PRESIDENT
                           ISIS PHARMACEUTICALS, INC.
                              2292 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 931-9200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                             D. BRADLEY PECK, ESQ.
                             SCOTT R. CUTLER, ESQ.
                               COOLEY GODWARD LLP

                        4365 EXECUTIVE DRIVE, SUITE 1100

                              SAN DIEGO, CA 92121
                                 (619) 550-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  SUBJECT TO COMPLETION, DATED MARCH 31, 1999


                                   PROSPECTUS

                                4,000,000 Shares

                           ISIS PHARMACEUTICALS, INC.

                                  Common Stock
                           -------------------------


     Isis is selling 4,000,000 shares of common stock. Isis' common stock is traded on the Nasdaq National Market under the symbol "ISIP". On March 29, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $10.5625 per share.



     Isis plans to enter into a common stock purchase agreement with Ridgeway Investment Limited. Under the purchase agreement, Isis may issue and sell, from time to time, shares of its common stock for cash consideration up to an aggregate of $42 million.



     For a period of 28 months following the effective date of the registration statement of which this prospectus forms a part, Isis may, from time to time and at its sole discretion, present Ridgeway with draw down requests to sell up to $3,000,000 worth of shares of its common stock. Upon each draw down request, Isis will set the minimum price at which Isis will sell its shares of common stock to Ridgeway. The price of those shares will equal to 94.5% of the average price of the common stock over a period specified in the purchase agreement. Isis may present Ridgeway with up to 24 draw down notices during the term of the purchase agreement.



     Upon receipt of a draw down request, Ridgeway may exercise a call option to purchase up to an additional $3,000,000 worth of shares of common stock for a purchase price equal to 95.5% of the average price of the common stock over a period specified in the purchase agreement.



     As of the date of this prospectus, we have not issued any shares of common stock under the purchase agreement.



     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



The date of this prospectus is              , 1999

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus.

                                  THE COMPANY

     Isis was incorporated in California in January 1989 and in April 1991 changed its state of incorporation to Delaware. Our executive offices are located at 2292 Faraday Avenue, Carlsbad, California 92008, and our telephone number is (760) 931-9200. Isis' world wide web address is http://www.isip.com. Information contained in our world wide web site should not be considered to be part of this prospectus.


     In February 1999, Dr. Daniel Kisner, President, Chief Operating Officer and a director of Isis, resigned all positions to assume the position of Chief Executive Officer of Caliper Technologies, a privately held company. Dr. Debby Jo Blank joined the Company as Executive Vice President overseeing corporate development, business development, strategic planning and marketing, human resources and operations, and investor relations. B. Lynne Parshall, Executive Vice President and Chief Financial Officer assumed responsibility for the Company's manufacturing and regulatory affairs activities in addition to her previous responsibilities.


     Isis Pharmaceuticals is a trademark of Isis. Vitravene(TM) is a trademark of CIBA Vision Corporation. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING


Common stock offered in this
prospectus......................    4,000,000 shares


Common stock outstanding after
the offering....................    31,147,000 shares(1)

Use of proceeds.................    For research, drug discovery and development
                                    activities, including preclinical and
                                    clinical studies, production of compounds for such studies and capital expenditures, and other general corporate purposes. See
                                    "Use of Proceeds."

Nasdaq National Market symbol...    ISIP
-------------------------
(1) Based on shares outstanding as of January 31, 1999. Does not include 7,606,730 shares of common stock issuable upon exercise of outstanding options or 1,248,001 shares of common stock issuable upon exercise of outstanding warrants as of January 31, 1999.

                                  RISK FACTORS


     Please consider the following risk factors carefully in addition to the other information contained in this prospectus and in any other documents incorporated by reference into this prospectus from our other SEC filings.


UNCERTAINTY ASSOCIATED WITH OUR CLINICAL TRIALS


     We must conduct time-consuming, extensive and costly clinical trials, in compliance with U.S. Food and Drug Administration regulations, to show the safety and efficacy of each of our drug candidates, as well as its optimum dosage, before the FDA can approve a drug candidate for sale.


     To begin the process, preclinical studies are conducted, first in the research laboratory and then in animals, to identify potential safety problems. If the research and preclinical development support further development, we must then submit an Investigational New Drug application to the FDA to obtain authorization for human clinical testing. However, our IND application may not be granted by the FDA.


     Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which typically involves giving the drug to healthy human subjects before giving it to patients, the drug candidate is tested for safety and tolerance. Phase II typically involves studies in a somewhat larger population of diseased patients to identify possible negative effects and safety risks, to begin gathering preliminary efficacy data and to investigate possible dose sizes and schedules. Phase III trials further evaluate the drug's efficacy and further test for safety within an expanded patient population. Once the clinical trials are completed, data from preclinical testing and clinical trials are submitted to the FDA in a New Drug Application in order to obtain approval to sell the drug.


     While limited trials of our products have to date produced favorable results, significant additional trials are required, and we may not be able to demonstrate that our drug candidates will be safe or effective. We have only introduced one commercial product, Vitravene; however, we cannot guarantee that any of our product candidates will obtain required government approvals or that we can successfully commercialize any products. We expect to have ongoing discussions with the FDA with respect to all of our drugs in clinical development.


OUR DRUG CANDIDATES ARE SUBJECT TO GOVERNMENT REGULATION AND PRODUCT APPROVALS


     Our drug candidates under development are subject to regulation by the federal government, including the FDA, and by state and local governments. If our products are marketed abroad, they will also need to comply with export requirements and regulation by foreign governments. The applicable regulatory approval process is lengthy and expensive and must be completed prior to the commercialization of a product. We cannot guarantee that we will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our products under development. Delays in receiving such approvals, failure to receive such approvals at all or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

     Product development and approval to meet FDA regulatory requirements takes a number of years, involves the expenditure of substantial resources and is uncertain. Many products that initially appear promising ultimately do not reach the market because they are not found to be safe or effective. In addition, the current regulatory framework could change and additional regulations may arise at any stage of product development that may affect approval, delay the submission or review of an application or require additional expenditures.

WE CANNOT GUARANTEE MARKET ACCEPTANCE OF OUR PRODUCTS


     We currently have one product, Vitravene, a treatment for CMV retinitis in AIDS patients, which has achieved limited market acceptance in a small commercial market with significant competition. We delivered our first commercial shipment of Vitravene in 1998, earning product revenue of $560,000. We cannot guarantee that any of our products in development, if approved for marketing, will achieve market acceptance. The degree of market acceptance depends upon a number of factors, including:



     - the receipt and scope of regulatory approvals,



     - the establishment and demonstration in the medical and patient advocacy community of the clinical efficacy and safety of our product candidates and their potential advantages over competitive products, and



     - reimbursement policies of government and third-party payors.


     In addition, we cannot guarantee that physicians, patients, patient advocates, payors or the medical community in general will accept and utilize any products that may be developed by us.


WE DEPEND ON OUR COLLABORATIVE PARTNERS



     We currently have agreements with Novartis Pharma, Boehringer Ingelheim, CIBA Vision, Merck & Co., Zeneca Pharmaceuticals, Abbot Laboratories as collaborative partners. These collaborative partners have agreed to pay for a portion of our research and development expenses. We have entered into research, development or distribution agreements pursuant to which the collaborative partners provide money in exchange for research services, product rights or marketing rights related to the products or targets involved. In addition, all of these agreements provide for us to receive royalties or other revenues based on sales of products developed or marketed by these collaborative partners.



     If any collaborative partner fails to develop or sell any product in which we have rights, our business may be negatively affected. While we believe that our collaborative partners will have sufficient motivation to continue their funding, development and commercialization activities, we cannot be sure that any of these collaborations will be continued or result in commercialized products. The failure of a corporate partner to continue funding any particular program could delay or stop the development or commercialization of any products resulting from such program. Collaborative partners may be pursuing other technologies or developing other drug candidates either on their own or in collaboration with others, including our competitors, to develop treatments for the same diseases targeted by our own collaborative programs. We also may wish to rely on additional collaborative arrangements to develop and commercialize our products in the future. However, we may not be able to negotiate acceptable collaborative arrangements in the future, and, even if successfully negotiated, the collaborative arrangements themselves may not be successful.


WE ARE IN THE EARLY STAGE OF DEVELOPMENT AND OUR PRODUCTS ARE SUBJECT TO TECHNOLOGICAL UNCERTAINTY



     We are still at an early stage of development. Most of our resources are dedicated to applying molecular biology and medicinal chemistry to the discovery and development of drug candidates based upon antisense technology, a novel drug discovery tool in designing drugs that work at the genetic level to block the production of disease-causing proteins. Drug discovery and development involves inherent risks including the risk that genetic targets that are identified prove unsuccessful and the risk that compounds that demonstrate attractive development characteristics in preclinical studies have undesirable side-effects, including toxicity. Laboratory results obtained in preclinical studies do not necessarily indicate the results that will be obtained in later stages of preclinical development or in human clinical testing. For example, we are attempting to develop products for diseases for which no appropriate animal model that might predict efficacy currently exists. As a result, drug candidates for these diseases must advance at least to Phase II human clinical trials before we will have evidence of efficacy outside of the laboratory. Drugs discovered by us may not effectively combat the targeted disease and, even if they work, may not be commercially successful.



WE HAVE A HISTORY OF OPERATING LOSSES



     Because of the nature of the business of drug discovery and development, our expenses have exceeded our revenues since Isis was founded in January 1989. As of December 31, 1998, our accumulated losses were approximately $197 million. Most of the losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our growth and operations. These costs have exceeded our revenues, most of which have come from collaborative arrangements, interest income and research grants. Our current product revenues are derived solely from sales of Vitravene. This product has limited sales potential relative to most pharmaceutical products. We expect to incur additional operating losses over the next several years and we expect losses to increase as our preclinical testing and clinical trial efforts continue to expand. We cannot guarantee that we will successfully develop, receive regulatory approval for, commercialize, manufacture, market or sell any additional products, or achieve or sustain future profitability.



WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE



     Based on our current operating plan, we believe that our available cash and existing sources of revenue and credit, together with the proceeds of this offering and interest earned thereon, will be adequate to satisfy our capital needs until at least the end of 2000. Our future capital requirements will depend on many factors, such as the following:


     - continued scientific progress in our research, drug discovery and development programs;

     - the size of these programs and progress with preclinical and clinical trials;

     - the time and costs involved in obtaining regulatory approvals;

     - the market acceptance of Vitravene;

     - the costs involved in filing, prosecuting and enforcing patent claims;


     - competing technological and market developments, including the introduction of new therapies that address our markets; and


     - changes in existing collaborative relationships and our ability to establish and maintain additional collaborative arrangements.

     Our need for additional funding will also depend upon the cost of manufacturing products on a larger scale and our ability to establish and maintain effective marketing and sales activities and arrangements. If we find that we do not have enough money, additional funds may be raised, including through public or private financing. Additional financing may not be available, or, if available, may not be on acceptable terms. If additional funds are raised by issuing equity securities, the shares of existing stockholders will be subject to further dilution and share prices may decline. If adequate funds are not available, we may be required to cut back on one or more of our research, drug discovery or development programs or obtain funds through arrangements with collaborative partners or others. These arrangements may require us to give up rights to certain of our technologies, product candidates or products.

WE HAVE LIMITED LARGE-SCALE MANUFACTURING EXPERIENCE


     Our ability to operate profitably will depend in part on our ability to manufacture our drug products, or to have another company manufacture our products, at a cost low enough to enable us to charge a competitive price to buyers. To establish additional commercial manufacturing capability on a large scale, we must improve our manufacturing processes and reduce our product costs. The manufacture of sufficient quantities of new drugs is typically a time-consuming and complex process. Pharmaceutical products based on chemically modified oligonucleotides have never been manufactured on a large commercial scale. There are a limited number of suppliers for certain capital equipment and raw materials that we use to manufacture our drugs, and some of these suppliers will need to increase their scale of production to meet our projected needs for commercial manufacturing. We may not be able to manufacture at a cost or in quantities necessary to make commercially successful products.



     In 1998, we entered into an antisense oligonucleotide manufacturing collaboration with Zeneca Life Science Molecules of Manchester, England pursuant to which Zeneca LSM will supply a portion of our requirements of drugs for clinical trials. As of the date of this prospectus, we have not received any supply of drugs under this arrangement, and we cannot guarantee that Zeneca LSM will be able to meet our supply needs for clinical trials.


NEW DRUG CANDIDATES AND COMPETITION MAY HURT OUR BUSINESS


     Our competitors are engaged in all areas of drug discovery in the United States and other countries, are numerous, and include, among others, major pharmaceutical and chemical companies, specialized biopharmaceutical firms, universities and other research institutions. Our competitors may succeed in developing other new therapeutic drug candidates that are more effective than any drug candidates that we have been developing. These competitive developments could make our technology and products obsolete or non-competitive before we have had enough time to recover our research, development or commercialization expenses.


     Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience than we do in conducting preclinical testing and human clinical trials of new pharmaceutical products and in obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, our competitors may succeed in obtaining regulatory approval for products earlier than we do. We will also compete with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.


OUR PATENTS AND PROPRIETARY RIGHTS COULD AFFECT OUR ABILITY TO COMPETE

     Our success depends to a significant degree upon our ability to develop proprietary products. However, we cannot assure you that patents will be granted on any of our patent applications in the United States or in other countries. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier.

INTELLECTUAL PROPERTY LITIGATION COULD HARM OUR BUSINESS


     Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and in some cases issued to others claiming technologies which are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices from others that they are seeking patent rights that could, if obtained, negatively impact our business. However, to date, none of these notices has resulted in a negative impact on our business.



     In the event of an intellectual property dispute, we may be forced to litigate. Such litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as affected third parties. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business.



     If a third party claimed an intellectual property right to technology we use, we might be forced to discontinue an important product or product line, alter our products and processes, pay license fees or cease certain activities. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, if at all.



WE HAVE NO EXPERIENCE IN SALES AND MARKETING



     We have no experience in sales, marketing or distribution of drug products. We currently do not sell any products directly. Instead, we sell Vitravene through our partner CibaVision which is responsible for all sales and marketing of that product. To market any of our products directly, we must develop an expert marketing and sales force capable of supporting product distribution. We may not be able to build such a sales force at all, or at a reasonable cost, and if we do, our direct sales and marketing efforts may not be successful. As with any new product, our products may not achieve market acceptance in place of existing treatments.


WE DEPEND ON OUR KEY EMPLOYEES



     We are dependent on the principal members of our management and scientific staff. We do not have employment agreements with any of our management. The loss of our management and key scientific employees might slow the achievement of important research and development goals. Recently, Dr. Daniel Kisner, our President and Chief Operating Officer and director resigned all positions to assume the position of Chief Executive Officer of Caliper Technologies, a privately held company. Dr. Kisner's resignation is not expected to have a material adverse effect on our business. It is also critical to our success to recruit and retain qualified scientific personnel to perform research and development work. Although we believe we will be successful in attracting and keeping skilled and experienced scientific personnel, we may not be able to do so on acceptable terms, because of stiff competition for experienced scientists among many pharmaceutical and health care companies, universities and non-profit research institutions.



OUR STOCK PRICE IS VOLATILE


     The market price of our common stock, like that of the securities of many other biopharmaceutical companies, has been and is likely to continue to be highly volatile. During the last twelve months, the market price of our common stock has ranged from $7 to $16. The market price can be affected by many factors, including, for example, fluctuation in our operating results, announcements of technological innovations or new drug products being developed by us or our competitors, governmental regulation, regulatory approval, developments in patent or other proprietary rights, public concern regarding the safety of our drugs and general market conditions.

ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation provides for classified terms for the members of the board of directors. Our certificate also includes a provision that requires at least 66 2/3% of our voting stockholders to approve a merger or certain other business transactions with, or proposed by, 15% or more of our voting stockholders, except in cases where certain directors approve the transaction or certain minimum price criteria and other procedural requirements are met.

     Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings of our stockholders may be called only by the board of directors, the chairman of the board or the president, or by any holder of 10% or more of our outstanding common stock. The classified board, stockholder vote requirements and other charter provisions protect us in two ways. First, these provisions may discourage certain types of transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they think may be in their best interests. Second, the board of directors has the authority to fix the rights and preferences of and issue shares of preferred stock, which may have the effect of delaying or preventing a change in control of Isis without action by the stockholders.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended December 31, 1997;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - Proxy Statement for the 1998 Annual Meeting of Stockholders; and

     - Isis' registration statement on Form 8-A filed on April 2, 1991, which includes a description of our common stock.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

             Isis Pharmaceuticals, Inc.
             Attn: Vice President of Finance
             2292 Faraday Avenue
             Carlsbad, CA 92008
             Telephone Number (760) 931-9200

     This prospectus is part of a larger registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We cannot guarantee that we will receive any proceeds in connection with this offering.

     Companies in the biopharmaceutical industry generally expend significant capital resources in product research and development. We anticipate that we will be required to raise substantial additional capital over a period of several years in order to finance our research and development programs. Additional capital may be raised through additional public or private financings, as well as collaborative relationships, borrowings and other available sources.

     We intend to use the net proceeds of this offering, if any, for our research, drug discovery and development programs and for other general corporate purposes. Expenses to be funded with the offering proceeds include costs of preclinical and clinical studies, the production of compounds for such studies and capital expenditures. We have not identified precisely the amounts we plan to spend on each research, drug discovery and development program or the timing of such expenditures. Isis, however, currently plans that the proceeds, if any, will be used for product development, including clinical trials, preclinical studies, manufacturing scale-up and facilities and equipment acquisition. The remaining proceeds, if any, will be used to expand selected research activities and for general and administrative purposes. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount of the proceeds from this offering, progress of our research, drug discovery and development programs, the results of preclinical and clinical studies, the timing of regulatory approvals, technological advances, determinations as to commercial potential of our compounds and the status of competitive products. In addition, expenditures will also depend upon the establishment of collaborative research arrangements with other companies, the availability of other financing and other factors.

     Other methods of financing our operations, including the acquisition of tenant improvements and capital equipment, such as mortgage or lease financing, may be used by us if available on attractive terms. In the past, Isis has made a practice of using lease financing for equipment purchases and intends to continue to do so in the future to the extent the terms of such financing remain commercially attractive. To the extent such financing is used, proceeds of this offering will be reallocated to working capital.


     Based upon our current operating plan, we believe that our available cash and existing sources of revenue and credit, together with the proceeds of this offering and interest earned thereon, will be adequate to satisfy our capital needs until at least the end of 2000.


     Proceeds of this offering, if any, may also be used to acquire companies or products that complement the business of Isis. No such transactions are being planned or negotiated as of the date of this prospectus.

                                    DILUTION

     The net tangible deficit of Isis at December 31, 1998 was $14,296,000 or approximately $0.53 per share of common stock. Net tangible deficit per share represents the amount of our tangible assets less total liabilities, divided by 27,053,000 shares of common stock.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the pro forma net tangible book value per share of common stock immediately after completion of the offering. After giving effect to the sale of 4,000,000 shares of common stock in this offering at an assumed offering price of $12.75 per share and the application of the estimated net proceeds therefrom (after deducting estimated offering expenses) the pro forma net tangible book value of Isis as of December 31, 1998 would have been $36,604,000 or $1.18 per share, an immediate increase in net tangible book value of $1.71 per share to existing stockholders and an immediate dilution in net tangible book value of $11.57 per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed public offering price per share.....................            $12.75
Net tangible book value per share at December 31, 1998......  $ (.53)
Increase per share attributable to new investors............  $ 1.71
                                                              ------
Pro forma net tangible book value per share after
  offering..................................................            $ 1.18
                                                                        ------
Net tangible book value dilution per share to new
  investors.................................................            $11.57
                                                                        ------

     To the extent that outstanding options and warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's statements of operation for the years ended December 31, 1996, 1997, and 1998, and with respect to the balance sheet data at December 31, 1996, 1997, and 1998, are derived from the audited financial statements of Isis Pharmaceuticals, Inc. The data should be read in conjunction with the financial statements, related notes and other financial information incorporated by reference herein.

                                                    YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                            AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Research and development revenues........  $ 38,611    $ 32,722    $ 22,663
     Product revenues.........................       560          --          --
                                                --------    --------    --------
                                                  39,171      32,722      22,663
                                                --------    --------    --------
  Expenses:
     Research and development.................    62,200      55,940      45,653
     Write-off of acquired patents............     5,238          --          --
     General and administrative...............     9,511       8,078       6,246
                                                --------    --------    --------
          Total operating expenses............    76,949      64,018      51,899
                                                --------    --------    --------
  Loss from operations........................   (37,778)    (31,296)    (29,236)
     Interest income..........................     4,150       3,815       3,921
     Interest expense.........................     9,355       3,585       1,206
                                                ========    ========    ========
  Net loss....................................  $(42,983)   $(31,066)   $(26,521)
                                                ========    ========    ========
  Basic and diluted net loss per share........  $  (1.60)   $  (1.17)   $  (1.04)
                                                ========    ========    ========
  Shares used in computing basic and diluted
     net loss per share.......................    26,873      26,456      25,585
                                                ========    ========    ========

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1998        1997        1996
                                                 ---------   ---------   ---------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..................................  $  58,848   $  86,786   $  77,624
Working capital................................     40,651      62,573      56,300
          Total assets.........................     96,074     117,881     101,305
Long-term obligations, less current portion....     77,724      56,452      19,864
Accumulated deficit............................   (197,116)   (154,133)   (123,067)
          Total stockholders' equity
             (deficit).........................     (4,186)     34,852      58,385

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In addition to historical information contained in this prospectus, this prospectus contains forward-looking statements regarding our business and products and their projected prospects and qualities, and our relationships with our corporate partners. Such statements are subject to risks and uncertainties, particularly those inherent in the process of discovering, developing and commercializing safe and effective drugs, and the endeavor of building a business around such potential products. Actual results could differ materially from those projected in this prospectus. As a result, the reader is cautioned not to place undue reliance on these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in the section of this prospectus entitled "Risk Factors" and are described in additional detail in Isis' Annual Report on Form 10-K for the year-ended December 31, 1997, and in our most recent quarterly report on Form 10-Q, which are on file with the U.S. Securities and Exchange Commission, a copy of which is available from the Company.


     Since our inception in January 1989, almost all of our resources have been devoted to our research, drug discovery and drug development programs. We are not yet profitable and expect to continue to have operating losses for the next several years. Isis' revenue comes from collaborative research and development agreements with pharmaceutical companies, research grants and interest income. The revenue from the collaboration agreements increases the amount of research and development activity that we are able to fund and offsets a portion of our research and development costs. See Item 1, "Business -- Collaborative Agreements." In 1998, Isis received approval from the FDA to begin marketing our first product, Vitravene, a drug used to treat CMV retinitis.


RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Our revenue from collaborative research and development agreements was $38.6 million for the year ended December 31, 1998 compared with $32.7 million in 1997, an increase of 18%. The receipt of $5 million from CpG ImmunoPharmaceuticals, Inc. for a license to certain issued patents together with $1.8 million from a research collaboration with Merck contributed to this revenue increase. Isis delivered its first commercial shipment of Vitravene in 1998, earning product revenue of $0.6 million.

     Research and development expenses rose 11% to $62.2 million in 1998 from $55.9 million in 1997. The increase in research and development expenses occurred because compounds in preclinical and clinical development are continuing to advance into more expensive stages of development. We expect that research and development expenses will continue to increase as compounds continue to advance in clinical development.


     Operating expenses in 1998 included $5.2 million for acquired patents. This expense arises from the 1998 acquisition of the antisense patent estate from Gilead Sciences, Inc. which was written off in accordance with our accounting policies. No similar expenses were incurred in 1997.


     General and administrative expenses were $9.5 million for 1998 compared with $8.1 million in 1997. This increase is primarily because of expanded business development and investor relations activities and support of our increasing research and development efforts. We expect that general and administrative expenses will continue to increase in the future to support our growing research and development activities.

     Interest expense increased to $9.4 million in 1998 compared with $3.6 million in 1997. This increase in interest expense is due to borrowing $25 million in a private debt financing completed in the fourth quarter of 1997 with an additional $15 million follow-on private debt financing in the second quarter of 1998. Under the terms of these financing arrangements, payment of both principal and interest is deferred for the first five years. Therefore, of the $9.4 million interest expense in 1998, $6.1 million was accrued under the long-term debt agreements and will not require current cash payment.

     Our net loss for 1998 was $43.0 million, or $1.60 per share, compared to $31.1 million, or $1.17 per share, for 1997. We expect that operating losses will increase for several more years as research and development activities grow. Operating losses may fluctuate from quarter to quarter because of differences in the timing of revenue and expense recognition.

     At December 31, 1998, our net operating loss carryforward for federal income tax purposes was approximately $193.5 million. The net operating loss and research credit carryforwards make up a majority of our deferred tax assets. We will only be able to use the net operating loss and research credits, and realize the benefit of these deferred tax assets, if we become profitable. We have fully reserved all of our deferred tax assets as their realization is uncertain. Our research credit carryforward for federal income tax purposes was approximately $8.4 million. Our net operating loss and tax credit carryforwards will be subject to an annual limitation regarding utilization against taxable income in future periods, due to "change of ownership" provisions of the Tax Reform Act of 1986. We believe that this limitation will not have a material adverse impact on the benefits that may arise from the Company's net operating loss and tax credit carryforwards. However, there may or may not be additional limitations arising from any future changes in ownership that may have a material adverse impact on us.

     We believe that inflation and changing prices have not had a material effect on our operations to date.

YEARS ENDED DECEMBER 31, 1997, AND DECEMBER 31, 1996

     Our revenue from collaborative research and development agreements was $32.7 in 1997 and $22.7 million in 1996, an increase of 44%. The receipt of a $5 million pre-commercial fee from CIBA Vision together with $4 million in milestone payments from Novartis in addition to ongoing revenue from research and development collaborations caused this revenue increase.

     Research and development expenses amounted to $55.9 million in 1997 and $45.7 million in 1996. This increase in research and development expenses resulted from our growing preclinical and clinical development activities.

     General and administrative expenses were $8.1 million in 1997 compared with $6.2 million in 1996. This increase was due to expanded business development and investor relations activities and support of our increasing research and development efforts.

     Our net loss was $31.1 million, or $1.17 per share, in 1997 and $26.5 million, or $1.04 per share, in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations with revenue from contract research and development, by selling equity securities and by issuing long-term debt. From our inception through December 31, 1998, we have earned approximately $145 million in revenue from contract research and development. We have also raised net proceeds of approximately $185 million from the sale of equity securities since we were founded. We have borrowed approximately $60 million under long-term debt arrangements to finance a portion of our operations.

     As of December 31, 1998, we had cash, cash equivalents and short-term investments of $58.8 million and working capital of $40.7 million. In comparison, we had cash, cash equivalents and short-term investments of $86.8 million and working capital of $62.6 million as of December 31, 1997. This decrease in cash and short-term investments resulted from the funding of operating losses, investments in capital equipment and building improvements and principal payments on debt and capital lease obligations. This decrease was offset in part by the receipt of $15 million from a private debt financing and $12.5 million in milestone payments and licensing fees from CIBA Vision and CpG ImmunoPharmaceuticals, Inc.


     The agreement with Boehringer Ingelheim International GmbH provides us with a $40 million line of credit. This line of credit is available to be used to support the collaboration cell adhesion programs. Restrictions on the availability of the line of credit are based on the anticipated collaboration costs, the amount of funds available to us, and our average stock price over specified periods. As of December 31, 1998 the line of credit was not available. As of December 31, 1998, the outstanding balance under this line of credit was $22.6 million. See Note 3 to the Financial Statements, "Long-term obligations and commitments".


     In October 1997, we borrowed $25 million in a private transaction. The loan must be repaid on November 1, 2007, and bears interest at 14% per annum. No payments of either principal or interest are required during the first 5 years of the loan. After the first 5 years, interest must be paid quarterly until the end of the loan. No principal payments are required until November 1, 2007. In conjunction with this transaction, Isis issued warrants to purchase 500,000 shares of common stock at a price of $25 per share. On May 1, 1998, we completed a follow-on $15 million private debt financing. This financing was a follow-on to the Company's $25 million private debt financing in October 1997 and bears the same terms and conditions. In conjunction with this follow-on transaction, we issued warrants to purchase 300,000 shares of common stock at a price of $25 per share. The warrants issued in connection with both of these financings expire on November 1, 2004. The warrants have been valued at combined total of $5.4 million. This amount has been credited to stockholders' equity. Because interest is deferred during the first 5 years, the combined principal balance of both borrowings will accrue to a total of $78 million on November 1, 2002. The debt under these arrangements is carried on the balance sheet net of the unamortized amount allocated to the warrants and including accrued interest. The combined carrying amount of these notes at December 31, 1998 was $41,321,000. See Note 3 to the Financial Statements, "Long-term obligations and commitments".

     As of December 31, 1998, our long-term obligations totaled $81.3 million compared to $58.7 million at December 31, 1997. This increase was due to the $15 million follow-on debt financing together with the accrual of interest on the ten-year notes described above. Additional capital lease financing to fund equipment acquisitions also contributed to the increase. We expect that capital lease obligations will increase over time to fund capital equipment acquisitions required for our growing business. We will continue to use lease lines as long as the terms continue to remain commercially attractive. We believe that our existing cash, cash equivalents, short-term investments, combined with interest income and contract revenue and the proceeds of this offering and interest earned thereon will be sufficient to meet our capital needs until at least the end of 2000.


YEAR 2000 COMPUTER ISSUES

     Until recently many computer programs were written to store only two digits of date-related information. Thus the programs were unable to distinguish between the year 1900 and the year 2000. As a result, many computer experts have significant concerns regarding how those programs will function after December 31, 1999. This is frequently referred to as the "Year 2000 Problem." Because Isis was founded in 1989, our computer systems and equipment are relatively new and generally not subject to most of the date and time issues that create the Year 2000 problems.


     A team of Isis employees is conducting our Year 2000 initiative. The team's activities are designed to ensure that there is no adverse effect on our core business operations and that transactions with customers, suppliers, corporate partners and financial institutions are fully supported. Our Year 2000 plan includes the following phases: inventorying critical business systems and vendors, assessment of the probability of Year 2000 non-compliance, remediation activities including repairing or replacing identified systems, testing, and developing contingency plans.


     An inventory of all computer equipment, operating systems and applications including other equipment that uses embedded microprocessors has been completed. Compliance assessment has been completed for all critical or important systems and equipment. Remediation activities have been completed for all but five systems or pieces of equipment. We estimate that all required remediation and validation will be completed by the third quarter of 1999. Testing of our critical and important systems and applications is ongoing and is scheduled to be completed by the third quarter of 1999. Contingency planning will begin in the second quarter of 1999. Based on the work completed to date, we believe that with the completed remediation work, the Year 2000 issue will not pose significant operational problems for our computer systems and equipment.


     We have also requested information from our significant suppliers, corporate partners and financial institutions to ensure that those parties are addressing Year 2000 issues where their systems could impact our operations. We are assessing the extent to which our operations are vulnerable should those organizations fail to properly modify their computer systems. The failure of systems maintained by our vendors, corporate partners or financial institutions could affect our ability to process transactions, conduct research and development projects, manufacture products, or engage in other normal business activities. We have received responses from all but one of the critical or important third parties and are in the process of evaluating those responses to identify areas of exposure. We are also in the process of identifying alternate sources for products or services in the event that any of our present primary or secondary vendors are not successful in resolving their Year 2000 issues. We will continue to monitor the progress of critical and important third parties throughout 1999 to ascertain that they achieve their Year 2000 objectives.


     Our most likely exposure to Year 2000 problems is related to our high dependence on commercial utilities such as water and power. If the providers of these utilities are not able to maintain service due to Year 2000 noncompliance it could result in temporarily halting research and development activities until the service is restored or until suitable alternate facilities in a different geographic area could be obtained. It is not possible to precisely estimate the length of delays in research and development projects in those circumstances, but it could range from three to six months.

     While we believe our planning and preparations will be adequate to address our internal Year 2000 concerns, we cannot guarantee that the systems of other companies, on which our systems and operations rely, will be converted on a timely basis and will not have a material effect on us. The total cost of the Year 2000 risk assessment and remediation is funded through operating cash flows, and we are expensing these costs as they are incurred. Based on information obtained to date, the cost of identifying and remediating exposures to the Year 2000 Problem is not expected to be material to our results of operations or financial position. The estimated total cost of our Year 2000 assessment and remediation is not expected to exceed $500,000.

\

                              PLAN OF DISTRIBUTION


     We plan to enter into a common stock purchase agreement with Ridgeway. Ridgeway and its pledgees, donees, transferees and other subsequent owners, may offer their shares at various times in one or more of the following transactions:



     - in the over-the-counter market; or



     - in privately negotiated transactions



at prevailing market prices at the time of sale, at prices related to those prevailing market prices, at negotiated prices or at fixed prices.



     Ridgeway may also sell its shares under Rule 144 instead of under this prospectus, if Rule 144 is available for those sales.



     The transactions in the shares may be effected by one or more of the following methods:



     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;



     - purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;



     - block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or



     - negotiated transactions between selling stockholders and purchasers without a broker or dealer.



     Ridgeway is an "underwriter" within the meaning of the Securities Act in connection with its sale of the shares purchased under the purchase agreement with Isis. Broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.



     During the time Ridgeway is engaged in distributing shares covered by this prospectus, Ridgeway will comply with the requirements of the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. Under those rules and regulations, they:



     - may not engage in any stabilization activity in connection with our securities;



     - must furnish each broker which offers shares of common stock covered by this prospectus with the number of copies of this prospectus which are required by each broker; and



     - may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.



     In the purchase agreement with Ridgeway, we will agree to indemnify and hold harmless Ridgeway and each person who controls Ridgeway against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Ridgeway.



     We have agreed to bear the expenses incident to the registration of the shares, other than selling discounts and commissions. These expenses are estimated to be $100,000.


                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered in this prospectus will be passed upon for Isis by Grantland E. Bryce, Vice President and General Counsel of Isis. Mr. Bryce does not beneficially own any shares of common stock as of the date of this prospectus.

                                    EXPERTS

     The financial statements of Isis Pharmaceuticals, Inc., appearing in Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report. We incorporate by reference their report as a part of this prospectus. Such financial statements are incorporated into this prospectus in reliance upon the reports of Ernst & Young LLP given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity (deficit)................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors Isis Pharmaceuticals, Inc.

     We have audited the accompanying balance sheets of Isis Pharmaceuticals, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isis Pharmaceuticals, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California

January 30, 1999

                           ISIS PHARMACEUTICALS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                            --------------------
                                                              1998        1997
                                                            ---------   --------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $  27,618   $ 38,102
  Short-term investments..................................     31,230     48,684
  Contracts receivable....................................      3,466        289
  Prepaids and other current assets.......................        873      2,075
                                                            ---------   --------
     Total current assets.................................     63,187     89,150
Property, plant and equipment, net........................     21,542     18,785
Patent costs, net.........................................      9,113      7,485
Deposits and other assets.................................      2,232      2,461
                                                            ---------   --------
                                                            $  96,074   $117,881
                                                            =========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................  $   2,977   $  2,843
  Accrued payroll and related expenses....................      3,088      2,242
  Accrued liabilities.....................................      2,714      4,347
  Deferred contract revenues..............................     10,176     14,893
  Current portion of long-term obligations................      3,581      2,252
                                                            ---------   --------
          Total current liabilities.......................     22,536     26,577
Long-term obligations, less current portion...............     77,724     56,452
Commitments (See Note 3)
Stockholders' equity (deficit):
  Common stock, $.001 par value; 50,000,000 shares
     authorized, 27,053,000 shares and 26,655,000 shares
     issued and outstanding at December 31, 1998 and 1997,
     respectively.........................................         27         27
  Additional paid-in capital..............................    192,737    188,793
  Accumulated Other Comprehensive Income..................        166        165
  Accumulated deficit.....................................   (197,116)  (154,133)
                                                            ---------   --------
          Total stockholders' equity (deficit)............     (4,186)    34,852
                                                            ---------   --------
                                                            $  96,074   $117,881
                                                            =========   ========

See accompanying notes.

                           ISIS PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
Revenues:
  Research and development revenues under
     collaborative agreements.................  $ 38,611    $ 32,722    $ 22,663
  Product revenues............................       560          --          --
                                                --------    --------    --------
                                                  39,171      32,722      22,663
                                                --------    --------    --------
Expenses:
  Research and development....................    62,200      55,940      45,653
  Write-off of acquired patents...............     5,238          --          --
  General and administrative..................     9,511       8,078       6,246
                                                --------    --------    --------
       Total operating expenses...............    76,949      64,018      51,899
                                                --------    --------    --------
  Loss from operations........................   (37,778)    (31,296)    (29,236)
  Interest income.............................     4,150       3,815       3,921
  Interest expense............................     9,355       3,585       1,206
                                                --------    --------    --------
Net loss......................................  $(42,983)   $(31,066)   $(26,521)
                                                ========    ========    ========
Basic and diluted net loss per share..........  $  (1.60)   $  (1.17)   $  (1.04)
                                                ========    ========    ========
Shares used in computing basic and diluted net
  loss per share..............................    26,873      26,456      25,585
                                                ========    ========    ========

See accompanying notes.

                           ISIS PHARMACEUTICALS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                               ACCUMULATED
                                COMMON STOCK     ADDITIONAL       OTHER                         TOTAL
                               ---------------    PAID IN     COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
         DESCRIPTION           SHARES   AMOUNT    CAPITAL        INCOME         DEFICIT        EQUITY
         -----------           ------   ------   ----------   -------------   -----------   -------------
Balance at December 31,
  1995.......................  25,249    $25      $172,253        $118         $ (96,546)     $ 75,850
Comprehensive Income
  Net loss...................      --     --            --          --           (26,521)      (26,521)
  Changes in unrealized gains
    and (losses), net of
    income taxes.............      --     --            --          60                --            60
                               ------    ---      --------        ----         ---------      --------
Comprehensive Income.........      --     --            --          --                --       (26,461)
                               ------    ---      --------        ----         ---------      --------
Options exercised and
  employee stock purchase
  plan.......................     543      1         3,164          --                --         3,165
Issuances of common stock net
  of repurchases and offering
  costs......................     409     --         5,822          --                --         5,822
Compensation relating to the
  granting of options........      --     --             9          --                --             9
                               ------    ---      --------        ----         ---------      --------
Balance at December 31,
  1996.......................  26,201     26       181,248         178          (123,067)       58,385
                               ------    ---      --------        ----         ---------      --------
Comprehensive Income
  Net loss...................      --     --            --          --           (31,066)      (31,066)
  Change in unrealized gains
    and (losses), net of
    income taxes.............      --     --            --         (13)               --           (13)
                               ------    ---      --------        ----         ---------      --------
Comprehensive Income.........                                                                  (31,079)
                               ------    ---      --------        ----         ---------      --------
Options exercised and
  employee stock purchase
  plan.......................     454      1         3,306          --                --         3,307
Issuances of warrants to
  purchase common stock......      --     --         3,780          --                --         3,780
Compensation relating to the
  granting of options........      --     --           459          --                --           459
                               ------    ---      --------        ----         ---------      --------
Balance at December 31,
  1997.......................  26,655     27       188,793         165          (154,133)       34,852
                               ------    ---      --------        ----         ---------      --------
Comprehensive Income
  Net loss...................      --     --            --          --           (42,983)      (42,983)
  Change in unrealized gains
    and (losses), net of
    income taxes.............      --     --            --           1                --             1
                               ------    ---      --------        ----         ---------      --------
Comprehensive Income.........                                                                  (42,982)
                               ------    ---      --------        ----         ---------      --------
Options exercised and
  employee stock purchase
  plan.......................     398     --         2,298          --                --         2,298
Issuances of warrants to
  purchase common stock......      --     --         1,646          --                --         1,646
                               ------    ---      --------        ----         ---------      --------
Balance at December 31,
  1998.......................  27,053    $27      $192,737        $166         $(197,116)     $ (4,186)
                               ======    ===      ========        ====         =========      ========

See accompanying notes.

                           ISIS PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
Operating activities:
  Net loss........................................  $(42,983)  $(31,066)  $(26,521)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization................     4,258      3,178      2,633
     Deferred interest on long term debt..........     6,112        654         --
     Write-off of acquired patents................     5,238         --         --
     Compensation related to grant of options.....        --        459          9
     Changes in operating assets and liabilities:
       Contracts receivable.......................    (3,177)      (289)
       Prepaids and other current assets..........     1,202       (343)       (94)
       Accounts payable...........................       134        481      1,365
       Accrued payroll and related expenses.......       846        753        240
       Accrued liabilities........................    (1,633)     1,584        (75)
       Deferred contract revenues.................    (4,717)     4,689      1,291
                                                    --------   --------   --------
       Net cash used in operating activities......   (34,720)   (19,900)   (21,152)
                                                    --------   --------   --------
Investing activities:
  Short-term investments..........................    17,454     (8,142)    (9,598)
  Unrealized gain on investments..................         1        (13)        60
  Property, plant and equipment...................    (4,434)    (3,454)      (862)
  Patent costs....................................    (3,882)    (1,455)    (1,439)
  Deposits and other assets.......................       (30)    (2,098)       568
                                                    --------   --------   --------
       Net cash provided from (used in) investing
          activities..............................     9,109    (15,162)   (11,271)
                                                    --------   --------   --------
Financing activities:
  Net proceeds from issuance of equity............     3,944      7,087      8,987
  Proceeds from long-term borrowing...............    13,354     32,666     16,200
  Principal payments on debt and capital lease
     obligations..................................    (2,171)    (3,671)    (2,145)
                                                    --------   --------   --------
       Net cash provided from financing
          activities..............................    15,127     36,082     23,042
                                                    --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents.....................................   (10,484)     1,020     (9,381)
Cash and cash equivalents at beginning of year....    38,102     37,082     46,463
                                                    --------   --------   --------
Cash and cash equivalents at end of year..........  $ 27,618   $ 38,102   $ 37,082
                                                    ========   ========   ========
Supplemental disclosures of cash flow information:
  Interest paid...................................  $  3,191   $  2,644   $  1,150
Supplemental disclosures of non-cash investing and
  financing activities:
  Additions to debt and capital lease obligations
     for acquisitions of property, plant and
     equipment....................................  $  2,068   $  2,953   $  2,325
  Additions to debt for patent acquisitions.......  $  3,238

See accompanying notes.

                           ISIS PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization and business activity -- Isis Pharmaceuticals was incorporated in California on January 10, 1989. In conjunction with its initial public offering, Isis was reorganized as a Delaware corporation, as Isis
Pharmaceuticals, Inc., in April 1991. Isis was organized principally to develop human therapeutic drugs using antisense and combinatorial technology.

     Basic net loss per share -- In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Dilutive earnings per share includes the dilutive effects of options, warrants and convertible securities. Options and warrants to purchase common stock were not included in the computation of diluted net loss per share because the effect would be antidilutive. All net losses per share have been presented to conform to Statement No. 128 requirements.


     Contract revenues and expenses -- Contract revenues consist of non-refundable research and development funding and are recorded as earned based on the performance requirements of the collaborative research and development contracts. Contract fees for which no further performance obligations exist are recognized when the payments are received or when the collection is assured. Payments received in excess of amounts earned are recorded as deferred contract revenues. Research and development costs are expensed as incurred. For the years ended December 31, 1998, 1997 and 1996, costs and expenses of approximately $35,000,000, $31,000,000, and $29,000,000 respectively, were related to collaborative research and development arrangements.



     Revenue recognition -- Isis recognizes revenue from product sales at the time of shipment. An estimate is made of the amount of the product that may be returned and current period sales are reduced accordingly. License fees consist of non-refundable fees from the sale of license rights to our proprietary technologies. Revenue from these fees is recorded when no further performance obligations exist.


     Cash equivalents and short-term investments -- Cash equivalents and short-term investments consist of highly liquid debt instruments. Isis considers instruments with original maturities of less than 90 days to be cash equivalents. Isis has recorded its cash equivalents and short-term investments at fair market value as of December 31, 1998, and has classified all of its investments as available-for-sale. This category includes all securities which Isis does not have the positive intent and ability to hold to maturity. The measurement basis for available-for-sale securities is fair market value. Unrealized gains and losses, net of the related tax effect, are included in Accumulated Other Comprehensive Income, a separate component of stockholders' equity. See Note 2 -- Investments.

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

     Property, plant and equipment -- Property, plant and equipment is stated at cost and consists of the following (in thousands):

                                                               DECEMBER 31,
                                                           --------------------
                                                             1998        1997
                                                           --------    --------
Land.....................................................  $  1,163    $  1,163
Buildings and improvements...............................    16,084      13,607
Equipment................................................    25,324      21,599
Furniture and fixtures...................................     1,227         927
                                                           --------    --------
                                                             43,798      37,296
Less accumulated depreciation............................   (22,256)    (18,511)
                                                           --------    --------
                                                           $ 21,542    $ 18,785
                                                           ========    ========

     Depreciation of property, plant and equipment is provided on the straight-line method over estimated useful lives as follows:

Building........................................       31.5 years
Improvements....................................         15 years
Equipment.......................................    2.5 - 5 years
Furniture and fixtures..........................          5 years


     Patent costs -- Isis capitalizes certain costs related to patent applications, principally consisting of legal and filing fees. These costs are regularly reviewed to determine that they include costs for patent applications Isis is pursuing. Costs related to applications that are not being actively pursued are evaluated under Accounting Principles Board Statement 17: Intangible Assets and are adjusted to an appropriate amortization period which generally results in an immediate write-off. Accumulated patent costs are amortized on a straight-line basis over their estimated economic lives of approximately 10 years, beginning with the date the patents are issued. The weighted average remaining life of issued patents is 8.2 years. Accumulated amortization was $493,000 at December 31, 1998 and $240,000 at December 31, 1997.


     Long-lived assets -- Impairment of long-lived assets is reviewed annually or when events and circumstances warrant an earlier review. When an evaluation is required, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Comprehensive income -- Isis adopted Statement of Financial Accounting Standards (FAS) 130, "Reporting Comprehensive Income", at December 31, 1998. Under FAS 130, Isis is required to display comprehensive income and its components as part of Isis' full set

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998


of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and certain changes in equity that are excluded from net income. Specifically, FAS 130 requires unrealized holding gains and losses on Isis' available-for-sale securities, which were reported separately in stockholders' equity, to be included in accumulated other comprehensive income. Comprehensive income for the years ended December 31, 1998, 1997 and 1996 have been reflected in the Consolidated Statement of Stockholders' Equity.


     Reclassification -- Certain prior period amounts have been reclassified to conform to current presentation.

2. INVESTMENTS

     Isis invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. Isis has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. Isis has not experienced any losses on its short-term investments. As of December 31, 1998, 79% of the debt securities held by Isis had a contractual maturity of one year or less, and the remaining 21% of the portfolio was due within 2 years.

     The following is a summary of available-for-sale securities:

                                                   AVAILABLE-FOR-SALE SECURITIES
                                                -----------------------------------
                                                             GROSS
                                                           UNREALIZED    ESTIMATED
                                                 COST        GAINS       FAIR VALUE
                                                -------    ----------    ----------
                                                          (IN THOUSANDS)
DECEMBER 31, 1998
U.S. Treasury securities and obligations of
  U.S. Government agencies....................  $20,700       $ 86        $20,786
U.S. corporate debt securities................   10,364         80         10,444
                                                -------       ----        -------
     Total debt securities....................  $31,064       $166        $31,230
                                                =======       ====        =======
DECEMBER 31, 1997
U.S. Treasury securities and obligations of
  U.S. Government agencies....................  $32,980       $105        $33,085
U.S. corporate debt securities................   15,539         60         15,599
                                                -------       ----        -------
     Total debt securities....................  $48,519       $165        $48,684
                                                =======       ====        =======

3. LONG-TERM OBLIGATIONS AND COMMITMENTS

     Isis obtained $25,060,000 in private debt financing during 1997 and an additional $15,000,000 in 1998. The terms of the financing provide for a 10 year maturity on the debt, interest of 14% per annum and deferred interest payments for the first 5 years of the loan. After the first 5 years, interest must be paid quarterly until the end of the loan,

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

November 1, 2007. No principal repayments are required until the end of the loan. Because interest is deferred during the first 5 years, the principal balance will be $78 million on November 1, 2002. In conjunction with the debt financing, Isis issued warrants to the lender to purchase shares of common stock, exercisable at $25 per share. Isis issued warrants for 500,000 common shares in 1997 and 300,000 shares in 1998. The fair value of the warrants was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 4.5 years, expected dividend yield of zero percent and expected volatility of 60 percent. The assumed risk free interest rate was
5.9 percent. The warrants were valued at $3,780,000 and $1,646,000 respectively, and were credited to equity. The allocation of value to the warrants creates an effective debt discount which is amortized using the effective interest method. The effective interest rate of this debt is approximately 16 percent, including the effect of the discount amortization. The debt is carried on the balance sheet net of the unamortized amount allocated to the warrants, and including accrued interest. The carrying amount at December 31, 1998 was $41,321,000. The fair value of this debt at December 31, 1998 approximated $45,000,000. The fair value of the long-term debt is estimated using discounted cash flow analyses, based on current borrowing rates for similar types of borrowing arrangements.

     In 1997, Isis obtained 2 new term loans from a bank to refinance existing notes secured by real property and to fund facilities expansion. Both notes are secured by Isis' real property and bear interest at the prime interest rate plus 0.5%. The first note in the amount of $3,707,000 requires monthly principal repayments of $12,433 plus interest with the remaining principal balance due in April 2002. The balance of the note at December 31, 1998 was $3,451,000. The second note in the amount of $6,000,000 requires monthly principal repayments of $50,000 plus related interest with the remaining principal balance due in July 2002. The balance at December 31, 1998 was $5,150,000. As of December 31, 1998, the carrying value of these variable rate long-term notes approximated fair value.


     In 1996 and 1997, Isis borrowed a total of $22,576,000 under a $40,000,000 line of credit made available under the terms of its collaborative agreement with Boehringer Ingelheim International GmbH. The borrowed funds are being used to fund research and development costs associated with the collaboration. Borrowings under the line of credit bear interest at the 7 year U.S. interbanking rate plus 2.0%, determined at the time each advance is made. Interest payments are due twice each year with principal repayment due 7 years after the advance date. The principal may be repaid in cash or stock, at Isis' option. If Isis elects to repay the loan in shares of Isis common stock, repayment will be made at a share price equal to 90% of the average market value over the 20 trading days preceding the maturity date. The balance under this line of credit as of December 31, 1998 was $22,576,000, which approximated fair value.


     In December 1998, Isis purchased from Gilead Sciences, Inc. ("Gilead"), the holdings of its antisense patent estate. This acquisition includes patents and patent applications covering a broad proprietary suite of antisense chemistry and antisense drug delivery systems. The purchase price was $6,000,000 payable in four installments over the next three years. Isis made the initial $2,000,000 payment in December 1998. Isis has recorded the net present value of the future payments, using an interest rate of 10%, as a

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

long-term obligation on the balance sheet. The balance of this obligation at December 31, 1998 was $3,238,000, which approximated fair value.

     Isis leases equipment and certain office and lab space under non-cancelable operating and capital leases with terms through February 2007. Annual future minimum payments under operating leases and other long-term obligations as of December 31, 1998 are as follows (in thousands):

                                          OPERATING   CAPITAL    CONTRACT     LONG-TERM
                                           LEASES     LEASES    OBLIGATIONS     DEBT
                                          ---------   -------   -----------   ---------
1999....................................   $1,150     $ 2,426     $1,000      $   3,388
2000....................................      859       1,797      1,000          3,321
2001....................................      856       1,610      2,000          3,253
2002....................................      797         645                     8,574
2003....................................      778           9                    28,955
Thereafter..............................    2,238           1                   128,156
                                           ------     -------     ------      ---------
       Total minimum payments...........   $6,678     $ 6,488     $4,000        175,647
                                           ======     =======     ======      =========
Less amount representing interest.......                 (919)      (762)      (103,149)
                                                      -------     ------      ---------
Present value of future minimum
  payments..............................                5,569      3,238         72,498
Less current portion....................               (1,923)      (909)          (749)
                                                      -------     ------      ---------
       Total............................              $ 3,646     $2,329      $  71,749
                                                      =======     ======      =========

     Rent expense for the years ended December 31, 1998, 1997, and 1996 was $1,328,000, $1,030,000 and $520,000, respectively. Cost of equipment under capital leases at December 31, 1998 and 1997 was $17,227,000 and $14,133,000,
respectively. Accumulated depreciation of equipment under capital leases at December 31, 1998 and 1997 was $13,266,000 and $11,177,000, respectively.

4. STOCKHOLDERS' EQUITY

     Stock Option Plans and Other Employee Option Grants -- In June 1989, Isis adopted a stock option plan which provides for the issuance of incentive and non-qualified stock options for the purchase of up to 10,200,000 shares of common stock to its employees and certain other individuals. In addition to the options issued under the terms of the 1989 plan, non-qualified options to purchase 319,000 shares of common stock have been granted to certain employees. The plan also includes provisions for the issuance of stock pursuant to restricted stock purchases and bonuses. Typically options expire 10 years from the date of grant. Options granted after December 31, 1995 vest over a 4 year period, with 25% exercisable at the end of 1 year from the date of the grant and the balance vesting ratably thereafter. Options granted before January 1, 1996 generally vest over a 5 year period. At December 31, 1998, a total of 4,347,000 shares were exercisable, and 1,903,000 were available for future grant.

     In July 1992, Isis adopted the 1992 Non-Employee Directors' Stock Option Plan which provides for the issuance of non-qualified stock options for the purchase of up to

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

300,000 shares of common stock to its non-employee directors. Options under this plan expire 10 years from the date of grant. Options granted after December 31, 1995 become exercisable in 4 equal annual installments beginning 1 year after the date of grant. Options granted before January 1, 1996 vest over a 5 year period. At December 31, 1998, 139,000 shares issued under this plan were exercisable and 58,000 Shares were available for future grant.

     The following table summarizes stock option activity for the years ended December 31, 1998 and 1997 (in thousands, except per share data):

                                       NUMBER OF                     WEIGHTED AVERAGE
                                        SHARES     PRICE PER SHARE     PRICE/SHARE
                                       ---------   ----------------  ----------------
Outstanding at December 31, 1995.....    5,446     $  .14 to $19.75
  Granted............................    1,337      11.38 to  20.00
  Exercised..........................     (468)       .14 to  17.88
  Terminated.........................     (222)      4.00 to  18.63
                                         -----
Outstanding at December 31, 1996.....    6,093     $  .14 to $20.00       $ 8.48
  Granted............................    1,071      13.19 to  19.88
  Exercised..........................     (395)       .14 to  16.00
  Terminated.........................     (327)      3.75 to  18.25
                                         -----
Outstanding at December 31, 1997.....    6,442     $  .14 to $20.00       $ 9.80
  Granted............................    1,168       7.06 to  15.44
  Exercised..........................     (320)       .14 to  14.50
  Terminated.........................     (304)      3.75 to  20.00
                                         -----
Outstanding at December 31, 1998.....    6,986     $  .14 to $19.88       $10.27
                                         =====

     The following table summarizes information concerning currently outstanding and exercisable options (in thousands, except contractual life and exercise price data):

                            OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                 -----------------------------------------   ----------------------
                   NUMBER          WEIGHTED       WEIGHTED     NUMBER      WEIGHTED
                 OUTSTANDING       AVERAGE        AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF         AS OF         REMAINING       EXERCISE      AS OF      EXERCISE
EXERCISE PRICE    12/31/98     CONTRACTUAL LIFE    PRICE      12/31/98      PRICE
--------------   -----------   ----------------   --------   -----------   --------
$ 0.14 - $ 4.00       900            4.51          $ 3.32         649       $ 3.09
$ 4.13 - $ 6.38       825            4.71          $ 5.68         772       $ 5.70
$ 6.46 - $ 7.75       896            4.90          $ 6.88         864       $ 6.87
$ 7.88 - $11.88     1,052            5.68          $ 9.91         769       $ 9.66
$12.00 - $12.31       851            8.64          $12.29          88       $12.22
$12.31 - $13.13       891            7.02          $13.02         621       $13.03
$13.18 - $16.19       831            7.82          $14.54         333       $14.61
$16.25 - $19.88       740            7.69          $17.99         390       $17.94
                    -----                                       -----
$ 0.14 - $19.88     6,986            6.46          $10.27       4,486       $ 9.10
                    -----                                       -----

     Employee Stock Purchase Plan -- In 1991, the Board of Directors adopted the Employee Stock Purchase Plan and reserved 500,000 shares of common stock for issuance

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

thereunder. The plan permits full-time employees to purchase common stock through payroll deductions (which cannot exceed 10% of each employee's compensation) at the lower of 85% of fair market value at the beginning of the offer or the end of each six-month purchase period. During 1998, 78,000 shares were issued to employees at prices ranging from $10.47 to $10.73 per share. In 1997, 58,000 shares were issued at prices ranging from $10.73 to $15.30 per share. At December 31, 1998, 141,000 shares were available for purchase under this plan.

     Stock-Based Employee Compensation -- Isis has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense been determined consistent with Statement No. 123, Isis' net loss and basic net loss per share would have been changed to the following pro forma amounts (in thousands, except per share amounts):

                                                  1998        1997        1996
                                                --------    --------    --------
Net loss -- as reported.......................  $(42,983)   $(31,066)   $(26,521)
Net loss -- pro forma.........................   (49,761)    (38,004)    (32,200)
Basic net loss per share -- as reported.......  $  (1.60)   $  (1.17)   $  (1.04)
Basic net loss per share -- pro forma.........     (1.85)      (1.44)      (1.26)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998: expected life of 1 year from vesting date for regular employees, 2 years from vesting date for Directors and Vice Presidents, and 4 years from vesting date for Executive Officers; expected dividend yield of zero percent and expected volatility of 60 percent. The risk-free interest rate was based on the Treasury Bill rate at the end of each year during 1996, 1997 and 1998. The weighted average risk free interest rates for 1996, 1997 and 1998 were 6.1%, 5.7%, and 4.6%, respectively. All options granted during the year were valued using the same risk-free rate for the year. The weighted average fair value of options granted was $7.20 for 1996, $8.50 for 1997 and $5.98 for 1998.

     Warrants -- In 1993, Isis issued Class A warrants in connection with a strategic alliance with PerSeptive Biosystems, Inc. As of December 31, 1998, 448,001 of the warrants remain outstanding at an exercise price of $7.75 per share. The warrants expire March 15, 1999.

     In 1997 and 1998, Isis issued 500,000 and 300,000 warrants, respectively, in conjunction with a private debt financing agreement. As of December 31, 1998, all of the warrants remain outstanding at an exercise price of $25 per share. The warrants expire November 1, 2004. See Note 3.

     As of December 31, 1998, total common shares reserved for future issuance was 10,429,000.

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

5. INCOME TAXES

     Significant components of Isis' deferred tax assets as of December 31, 1998 and 1997 are shown below. Valuation allowances of $90,931,000 and $71,400,000 have been recognized for 1998 and 1997, respectively, to offset the net deferred tax assets as realization of such assets is uncertain.

                                                        1998            1997
                                                    ------------    ------------
Deferred tax assets:
  Capitalized research expense....................  $  8,320,000    $  7,741,000
  Net operating loss carryforwards................    69,661,000      57,959,000
  Research and development credits................    10,849,000       7,258,000
  Other, net......................................     5,314,000         889,000
                                                    ------------    ------------
     Total deferred tax assets....................    94,144,000      73,847,000
Deferred tax liabilities:
  Patent expense..................................    (3,213,000)     (2,447,000)
                                                    ------------    ------------
     Total deferred tax liabilities...............    (3,213,000)     (2,447,000)
     Total net deferred tax assets................    90,931,000      71,400,000
  Valuation allowance for deferred tax assets.....   (90,931,000)    (71,400,000)
                                                    ------------    ------------
  Net deferred tax assets.........................  $          0    $          0
                                                    ============    ============

     At December 31, 1998, approximately $3,627,000 of the valuation allowance for deferred tax assets relates to stock option deductions which, when recognized, will be allocated directly to additional paid-in capital.

     At December 31, 1998, Isis had federal and California tax net operating loss carryforwards of approximately $193,526,000 and $33,507,000, respectively. Isis also had federal and California research credit carryforwards of approximately $8,402,000 and $3,765,000, respectively. The difference between the tax loss carryforwards for federal and California purposes was attributable to the capitalization of research and development expenses for California tax purposes and a required 50% limitation in the utilization of California loss carryforwards. The federal tax loss carryforward and the research credit carryforwards will begin expiring in 2004 unless previously utilized.

     Approximately $3,100,000 of the California tax loss carryforward expired during 1998 and the related deferred tax asset and tax loss carryforward amounts have been reduced accordingly. The remaining California tax loss carryforward will begin expiring in 1999, unless utilized.

     Annual use of Isis' net operating loss and credit carryforwards will be limited under the Internal Revenue Code as a result of cumulative changes in ownership of more than 50% during the periods ended December 31, 1989 and 1991. However, Isis believes that such limitations will not have a material impact upon the utilization of the carryforwards.

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998

6. RESEARCH AND DEVELOPMENT COLLABORATIVE ARRANGEMENTS AND LICENSING AGREEMENTS


     In 1990, Isis entered into a collaborative agreement with Novartis to discover and investigate oligonucleotide compounds active against 4 specific targets. In 1996, Isis and Novartis signed a definitive agreement broadening the companies' antisense research and development collaboration to include the development of ISIS 3521 and ISIS 5132, anticancer compounds that were discovered through the research collaboration. The broadened collaboration also includes research to discover additional therapeutic compounds. Under the terms of the expanded collaboration, Novartis is funding the development of both ISIS 3521 and ISIS 5132. Isis receives certain milestone payments from Novartis as these compounds and subsequent compounds arising out of the expanded research program progress through development. Novartis will market these compounds worldwide and will pay Isis a royalty based on sales. Included in the statement of operations for the years ended December 31, 1998, 1997 and 1996 are contract revenues arising from this collaboration totaling $15,641,000, $21,106,000 and $14,003,000, respectively. As of December 31, 1998, Novartis owned approximately 8% of Isis' outstanding common stock.



     In July 1997, Isis and CIBA Vision Corporation entered into an agreement granting CIBA Vision exclusive worldwide distribution rights for Vitravene (fomivirsen). Under the terms of the agreement, Isis will manufacture and sell Vitravene to CIBA Vision at a price that will allow Isis and CIBA Vision to share the commercial value of the product. CIBA Vision will market and sell Vitravene worldwide and will be responsible for regulatory approvals outside of the United States and Europe. Additionally, CIBA Vision received the option to acquire the exclusive license to market and distribute a second generation antisense compound to treat CMV retinitis (ISIS 13312) which is currently in development by Isis. At the inception of the agreement, CIBA Vision paid us a $5 million non-refundable pre-commercial fee to partially reimburse us for the costs incurred in discovering and developing Vitravene to that point. That payment was recognized as revenue in 1997 and included in the statement of operations as contract revenue. In August 1998, the FDA approved Vitravene for marketing, and in the fourth quarter of the year CIBA Vision began selling Vitravene commercially. Isis delivered its first commercial shipment of Vitravene to CIBA Vision in the fourth quarter of 1998 and recorded $560,000 in net product revenues. For the years ended December 31, 1998 and December 31, 1997, Isis also earned contract revenue of $7,500,000 and $5,000,000, respectively, under the CIBA Vision agreement.



     In July 1995, Isis and Boehringer Ingelheim International GmbH signed definitive agreements and completed the formation of a major collaboration in cell adhesion drug design, discovery, development and commercialization. Boehringer Ingelheim purchased 2,000,000 shares of common stock for $28,500,000 in cash plus certain license rights. Of the $28,500,000, $21,300,000 was accounted for as equity and $7,200,000 was accounted for as deferred revenue, representing Boehringer Ingelheim's advance payment of research and development costs under the collaboration. In December 1996, coinciding with the achievement of a milestone, Boehringer Ingelheim purchased 409,000 shares for $10,000,000. Of that total, $6,000,000 was accounted for as equity and $4,000,000 as

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998


deferred revenue. The agreement also provides that Boehringer Ingelheim is entitled to designate 1 person for election to Isis' Board of Directors. As of December 31, 1998 Boehringer Ingelheim owned approximately 9% of Isis' outstanding common stock. Boehringer Ingelheim and Isis are providing equal funding for the combined research and development program and will share equally in the profits from all products of the collaboration. Boehringer Ingelheim has also provided Isis with a $40,000,000 line of credit, available under certain circumstances to be used in support of the combined programs. As of December 31, 1998, the outstanding balance under this line of credit was $22,576,000. The statement of operations for the years ended December 31, 1998, 1997 and 1996 reflects contract revenues of $6,544,000, $5,603,000 and $4,024,000, respectively, from this collaboration.



     In June 1998, Isis entered into a research collaboration with Merck & Co. to discover small molecule drug candidates to treat patients infected with Hepatitis C virus ("HCV"). Isis and Merck will design, synthesize, and evaluate novel compounds that Merck will screen in its proprietary assays for identifying HCV replication inhibitors. Merck will commercialize drugs arising from the collaboration, and Isis retains the right to use technology developed in collaboration in our antisense program. The three year collaboration provides us with annual research support plus technology access fees, and milestone payments and royalties upon commercialization. In 1998, Isis received a total of $3,875,000 from Merck under the terms of this agreement.



     In August 1998, we granted an exclusive license to our patents covering immune stimulation by phosphorothioate oligonucleotides to CpG ImmunoPharmaceuticals, Inc. The agreement grants exclusive worldwide rights to the methods and applications covered by issued U.S. Patents No. 5,663,153; No. 5,723,335; and related patent applications, not including claims for antisense therapeutics. Under the terms of the agreement, we received $5 million in 1998 and a 5% equity position in CpG ImmunoPharmaceuticals, Inc. We will also receive a portion of any sublicensing revenue relating to the technology. In 1998, we recorded revenue for the $5 million licensing fee, as there are no further performance obligations. We did not record revenue for the value of the 5% equity position, since realization of this asset uncertain.



     In November 1998, we sublicensed to Pantheco A/S, a Danish biotechnology company, our Peptide Nucleic Acid technology for the creation of anti-infective drugs. As the exclusive licensee, we will retain the rights for all other areas of human therapeutics. As part of this transaction, we received a 24.9% equity position in Pantheco A/S. We did not record any revenue related to this transaction, since realization of the value of our equity interest in Pantheco is uncertain.



     In December 1998, we purchased from Gilead Sciences, Inc. the holdings of its antisense patent estate. This acquisition includes patents and patent applications covering a broad proprietary suite of antisense chemistry and antisense drug delivery systems. The purchase price was $6,000,000 payable in four installments over the next three years. Isis made the initial $2,000,000 payment in December 1998. Isis has recorded the net present value of the future payments as a long-term obligation on the balance sheet. The balance

                           ISIS PHARMACEUTICALS, INC.

                               DECEMBER 31, 1998


of this obligation at December 31, 1998 was $3,238,000. The cost of these acquired patents was written off in 1998 in accordance with our accounting policies.



     In December 1998, Isis entered into a collaborative research agreement with Zeneca Pharmaceuticals to discover, develop and commercialize novel antisense-based cancer drugs. Under the terms of this collaboration, Isis will create and, with Zeneca, screen antisense-based candidates for certain cancer targets. Isis will receive from Zeneca a technology access fee, annual research funding, milestone payments for any drugs progressing into clinical development and royalties on the sales of any marketed drug arising out of the collaboration. The initial term of the research collaboration is three years. In December 1998, Zeneca paid $2,000,000 in technology access fees which was accounted for as deferred revenue.


     Also in December 1998, Isis entered into a research collaboration with Abbott Laboratories, Inc. ("Abbott") to prioritize drug development targets using Isis' Antisense Target Validation Technology. The collaboration will enable Abbott to validate numerous gene targets, identify the function of these genes and prioritize the targets. Isis will receive from Abbott an upfront fee, quarterly research fees, milestone payments and royalties on net sales of any Abbott non-antisense product arising from the collaboration. Isis will receive rights to Abbott genes to develop antisense drugs. The initial term of the research collaboration is two years. In December 1998, Isis received an initial payment of $250,000 which was accounted for as deferred revenue.

7. EARNINGS PER SHARE

     In July 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Isis has adopted the provisions of the new standard. In accordance with the statement, prior periods have not been restated as the effect of the change is not material.

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1998        1997        1996
                                                    --------    --------    --------
Numerator:
  Numerator for basic net loss per share -- net
     loss.........................................  $(42,983)   $(31,066)   $(26,521)
  Numerator for diluted net loss per share -- net
     loss.........................................  $(42,983)   $(31,066)   $(26,521)
Denominator:
  Denominator for basic net loss per
     share -- weighted average shares.............    26,873      26,456      25,585
     Denominator for diluted net loss per share --
       weighted average shares....................    26,873      26,456      25,585
Basic net loss per share..........................  $  (1.60)   $  (1.17)   $  (1.04)
                                                    ========    ========    ========
Diluted net loss per share........................  $  (1.60)   $  (1.17)   $  (1.04)
                                                    ========    ========    ========

     Options and warrants to purchase common stock were not included in the computation of diluted net loss per share because the effect would be antidilutive. For additional disclosures regarding outstanding stock options and warrants, see Note 4 -- Stockholders' equity.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                           ISIS PHARMACEUTICALS, INC.

                                  COMMON STOCK

                           -------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
The Company.................................................    2
The Offering................................................    2
Risk Factors................................................    3
Where You Can Get More Information..........................    9
Use of Proceeds.............................................   10
Dilution....................................................   11
Selected Financial Data.....................................   12
Management Discussion and Analysis of Financial Condition
  and Results of Operations.................................   13
Plan of Distribution........................................   18
Legal Matters...............................................   19
Experts.....................................................   19
Index to Financial Statements...............................  F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by Isis in connection with the sale of the 4,000,000 shares of common stock being registered. All the amounts shown are estimates except for the registration fee.

SEC registration fee.................................  $ 14,734
Legal fees and expenses..............................  $ 40,000
Accounting fees and expenses.........................  $ 10,000
Nasdaq fees for newly issued shares..................  $ 17,500
Miscellaneous........................................  $ 17,766
                                                       --------
  Total..............................................  $100,000
                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, Isis has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

     Isis' certificate of incorporation and by-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware and (ii) require Isis to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Isis believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to Isis, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of Isis or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to Isis or its stockholders when the director was aware or should have been aware of a risk of serious injury to Isis or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Isis or its stockholders, for improper transactions between the director and Isis and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers that require Isis to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Isis or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of Isis and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a Director or officer of Isis as to which indemnification is being sought, nor is Isis aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Isis has an insurance policy covering the officers and directors of Isis with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                    DESCRIPTION OF DOCUMENT
-------                   -----------------------
  4.1     Amended and Restated Certificate of Incorporation.(1)
  4.2     By-laws.(1)
  5.1     Opinion of Grantland E. Bryce.
 23.1     Consent of Ernst & Young LLP.
 23.2     Consent of Grantland E. Bryce. Reference is made to
          Exhibit 5.1.
 24.1     Power of Attorney. Reference is made to page II-5.
 27.1     Financial Data Schedule.
 99.1     Form of Common Stock Purchase Agreement to be entered
          into between Isis and Ridgeway Investment Limited.


-------------------------
(1) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-39649) or amendments thereto and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant undertakes that; (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Carlsbad, County of San Diego, State of California, on the 31st day of March, 1999.


                                          ISIS PHARMACEUTICALS, INC.

                                          By:     /s/ STANLEY T. CROOKE
                                             -----------------------------------
                                               Stanley T. Crooke, M.D., Ph.D.
                                                    Chairman of the Board
                                                 and Chief Executive Officer
                                                (Principal executive officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints STANLEY T. CROOKE and B. LYNNE PARSHALL, and each of them, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.


                   SIGNATURES                              TITLE                 DATE
                   ----------                              -----                 ----
             /s/ STANLEY T. CROOKE                 Chairman of the Board    March 31, 1999
------------------------------------------------    and Chief Executive
         Stanley T. Crooke, M.D., Ph.D.              Officer (Principal
                                                     executive officer)

                       *                          Executive Vice President  March 31, 1999
------------------------------------------------    and Chief Financial
               B. Lynne Parshall                     Officer (Principal
                                                  financial and accounting
                                                          officer)

                   SIGNATURES                              TITLE                 DATE
                   ----------                              -----                 ----
                       *                                  Director          March 31, 1999
------------------------------------------------
               Alan C. Mendelson

                       *                                  Director          March 31, 1999
------------------------------------------------
           Christopher F.O. Gabrieli

                       *                                  Director          March 31, 1999
------------------------------------------------
               William R. Miller

                       *                                  Director          March 31, 1999
------------------------------------------------
               Mark B. Skaletsky

                       *                                  Director          March 31, 1999
------------------------------------------------
               Larry Soll, Ph.D.

                       *                                  Director          March 31, 1999
------------------------------------------------
                Joseph H. Wender

                                                          Director          March 31, 1999
------------------------------------------------
                 Burkhard Blank

           By: /s/ STANLEY T. CROOKE
  -------------------------------------------
         Stanley T. Crooke, M.D., Ph.D.
                Attorney In Fact

                                 EXHIBIT INDEX


                                                                           SEQUENTIAL
EXHIBIT NO.                           DESCRIPTION                           PAGE NO.
-----------                           -----------                          ----------
    4.1       Amended and Restated Certificate of Incorporation(1).......
    4.2       By-laws(1).................................................
    5.1       Opinion of Grantland E. Bryce..............................
   23.1       Consent of Ernst & Young LLP...............................
   23.2       Consent of Grantland E. Bryce. Reference is made to Exhibit
              5.1........................................................
   24.1       Power of Attorney. Reference is made to page II-5..........
   27.1       Financial Data Schedule....................................
   99.1       Form of Common Stock Purchase Agreement to be entered into between Isis and Ridgeway Investment Limited.


-------------------------
(1) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-39649) or amendments thereto and incorporated herein by reference.